

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via Facsimile</u>
Alex J. Kaminski
Chief Financial Officer
Cono Italiano, Inc
10 Main Street
Keyport, NJ 07735

      Re: Cono Italiano, Inc
            Form 10-K for the year ended December 31, 2010
            Filed April 15, 2011
            File No. 0-51388

Dear Mr. Kaminski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kevin L. Vaughn

               Kevin L. Vaughn
               Accounting Branch Chief